SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                         21 April, 2006

                                     SkyePharma PLC

                        SkyePharma and Endo Agree to Terminate Joint
                 Development of Propofol IDD-D™ for North America

LONDON,    ENGLAND,    21   April,   2006   --   SkyePharma   PLC   (LSE:   SKP;
Nasdaq:SKYE)announces  today that it has agreed with its North American  partner
Endo Pharmaceuticals  ("Endo",  Nasdaq: ENDP) to terminate the joint development of  Propofol  IDD-D™,  an  injectable  anaesthetic  and  sedative  that was licensedto Endo in December 2002. SkyePharma is evaluating its options worldwide for this product, which remains under strategic review.

Propofol is a widely-used intravenous anaesthetic and sedative, supplied as a 1%
injectable  emulsion.  It  is  used  for  induction  of  short-term  anaesthesia
(typically 30-60 minutes) or as an infusion for sedation.  Propofol  IDD-D™
is a 2% intravenous  formulation  of propofol as the sole active  ingredient and employs SkyePharma's patented Insoluble Drug Delivery (IDD-D™)  technology.
Propofol  IDD-D™  was  designed  to avoid the need for  incorporation  of a preservative  to  prevent  microbial  contamination.  The  product  successfully completed Phase II trials in 2004.

Under the terms of the December 2002 agreement with Endo,  SkyePharma would have been responsible for the cost of Phase III development for Propofol  IDD-D™
(estimated to be up to $30 million) but could have received up to $45 million in additional  milestone payments from Endo if the product had been approved by the
US Food & Drug  Administration  with a label meeting  certain  predetermined criteria  and also a share of Endo's  sales of Propofol  IDD-D™  that could have  varied  between 30% and 60% (out of which  SkyePharma  would have paid for manufacturing costs).

SkyePharma's  agreement  with Endo over  DepoDur™,  the  sustained  release injectable version of morphine for control of post-operative pain, is unaffected by the termination of the joint development of Propofol IDD-D™.

For further information please contact:

SkyePharma PLC                                     +44 207 491 1777
Frank Condella,  Chief  Executive  Officer
Peter Laing, Director of Corporate Communications  +44 207 491 5124

Sandra Haughton, US Investor Relations             +1 212 753 5780

Buchanan Communications                            +44 207 466 5000
Tim  Anderson / Mark Court

Notes for editors

About SkyePharma

SkyePharma PLC develops  pharmaceutical  products  benefiting from world-leading drug delivery  technologies  that provide  easier-to-use and more effective drug formulations.  There are now twelve approved products incorporating SkyePharma's technologies  in the areas of oral,  injectable,  inhaled and topical  delivery, supported by advanced solubilisation capabilities.  For more information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour  provisions of the U.S. Private  Securities
Litigation  Act of 1995.  Although  SkyePharma  believes  that the  expectations reflected in these  forward-looking  statements are  reasonable,  it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and  uncertainties,  actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC.  Factors that could cause  differences  between actual results and those implied by the forward-looking  statements  contained in this news release include,  without limitation,  risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or  expanded  indications  of  existing  and  new  products,  risks  related  to
SkyePharma's  ability to manufacture  products on a large scale or at all, risks related to SkyePharma's and its marketing  partners'  ability to market products on a large scale to maintain  or expand  market  share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims,  risks related to
the  ownership  and  use  of  intellectual   property,   and  risks  related  to
SkyePharma's  ability to manage growth.  SkyePharma  undertakes no obligation to revise  or  update  any such  forward-looking  statement  to  reflect  events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   April 21, 2006